THE LAW FIRM OF

MORI HAMADA & MATSUMOTO

NKK BUILDING
1-2, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN

TEL: 03-5223-7777 (Main)
FAX: 03-5223-7666



March 31, 2003

BY AIR COURIER

Securities and Exchange Commission
Corporation Finance - Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re: JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD. (the "Company")
Commission File No. 82-34657

Dear Sirs:

Enclosed herewith please find one set of Report of Foreign Private Issuer containing English translation of the Extraordinary Report of the Company, which was manually signed by Mr. Shunsuke Takahara, Managing Director of the Company, pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please acknowledge receipt of this letter with the enclosure by stamping the enclosed copy and returning it to us in the self-addressed envelope provided. If there are any questions concerning the above, please contact the undersigned.

Very truly yours,

Osamu Nakamoto
Attorney-at-law

ON:eo
Encls.

cc: The Bank of New York, Attn.: American Depositary Receipt Administration
101 Barelay Street, New York, New York 10286, U.S.A.



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934

Report on Disclosure of Information of
JAPAN FUTURE INFORMATION TECHNOLOGY & SYSTEMS CO., LTD.

Japan Future Information Technology & Systems Co., Ltd.
(Translation of registrant's name into English)

2-1 Kinshi, 3-chome, Sumida-ku, Tokyo 130-6591, Japan
(Address of principal executive offices)



Japan Future Information Technology & Systems Co., Ltd.
ARCAEAST 3-2-1 Kinshi, Sumida-Ku, Tokyo 130-6591 Japan
tel. +81-3-3623-8300 fax. +81-3-3623-8305

Exemption No. 82-34657

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Japan Future Information Technology & Systems Co., Ltd. (Registrant)

March 20, 2003

By: 

Shunsuke Takahara
Managing Director

EXTRAORDINARY REPORT

JAPAN FUTURE INFORMATION TECHOLOGY & SYSTEMS CO., LTD.

(941462)

EXTRAORDINARY REPORT

To: Director of Kanto Local Finance Bureau

Filing Date: March 17, 2003

Name of the Reporting Company:	Nihon Fittsu Kabushikikaisha
English Name of the Reporting Company:	Japan Future Information Technology & Systems Co., Ltd.
Name and Official Title of Representative of Company:	Naotaka Murasumi President and Representative Director
Address of Principal Office:	2-1, Kinshi 3-chome, Sumida-ku, Tokyo
Phone Number:	03 (3623) 8300
Name of Liaison Contact:	Yumi Ito Manager of IR Division
Place of Liaison Contact:	Same as the above Address of Principal Office
Phone Number:	Same as the above Phone Number
Name of Liaison Contact:	Same as the above Name of Liaison Contact

Places where a copy of this Extraordinary Report is available for Public Inspection

Name	Location
Japan Securities Dealers' Association	1-5-8, Nihonbashi Kayabacho, Chuo-ku, Tokyo

(Total number of pages of this Extraordinary Report in Japanese is 2 including the front page.)

CONTENTS

Japanese Original

Page

March 14, 2003

To whom it may concern;

Japan Future Information Technology and Systems Co., Ltd.
Arcaeast 3-2-1 Kinshi, Sumida-ku, Tokyo
Naotaka Murasumi, President
(JASDAQ Code : 4836)

Contact : IR Division
Tel : +81-3-3623-0719

Executive Personnel Changes

At the extraordinary meeting of the Board of Directors held on March 14, 2003, Japan Future Information Technology and Systems Co., Ltd. (JFITS) resolved to make the following executive personnel changes.

(Effective as of April 1, 2003)

Naotaka Murasumi	(New Title)	Chairman and Representative Director, JFITS
	(Present Post)	President and Representative Director, JFITS
Masanori Furunuma	(New Title)	President and Representative Director, JFITS
	(Present Post)	Executive Director, CSK Corporation